SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of February, 2005
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                        Commission File Number 001-13908
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                                  AMVESCAP PLC
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                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
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Description of document filed:  AMVESCAP TO HOLD IFRS TRANSITION UPDATE
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
                                                                   Press Release

     For Immediate Release

     Contact:  Michael Perman, Group Company Secretary, AMVESCAP

     Phone:  + 44 (0) 207 065 3942 (U.K.)

     Contact:  Bill Hensel, Director of Media Relations, AMVESCAP

     Phone:  +1 404 479 2922 (U.S.)



                     AMVESCAP to Hold IFRS Transition Update


London, February 9, 2005----AMVESCAP PLC will host a conference call and presentation to discuss the Company's transition to International Financial Reporting Standards (IFRS) accounting for the calendar year 2005. James Robertson, chief financial officer, and David Hartley, chief accounting officer, will conduct the briefing Wednesday, March 2, 2005 at 2:30 p.m. (GMT) / 9:30 a.m. (EST).

Those wishing to participate should call:

                                  610-769-8537
 (As this is a U.S. number, please be sure to use the appropriate country code.)
                    888-909-8529 (Toll free in U.S. & Canada)
                               Passcode: AMVESCAP
                       Conference Leader: James Robertson

                                 Replay Numbers:
                                  402-220-0361
 (As this is a U.S. number, please be sure to use the appropriate country code.)
                        800-754-7871 (Toll free in U.S. &
                Canada) These numbers are valid until 10:00 p.m.
                       (GMT) on Wednesday, March 9, 2005.


Callers who access the call during the live transmission will be deemed to have solicited access to the call for the purposes of the U.K. Financial Services and Markets Act regime governing real-time financial promotion. On dialing in, a short message to this effect will be played prior to accessing the call to confirm that, by going ahead, the caller is willing to receive the communication.

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
                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
                                        ------------------------------
                                                (Registrant)



Date  9 February, 2005                   By   /s/  MICHAEL S. PERMAN
      ----------------                     --------------------------
                                                (Signature)

                                            Michael S. Perman
                                            Company Secretary